Exhibit 99.1

Tiziana Life Sciences Scientific Board Chairman to Receive Prestigious Award for Multiple Sclerosis Research

NEW YORK, May 30, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that Howard L. Weiner, M.D., Chairman of Tiziana’s Scientific Advisory Board and co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system, is being honored with the prestigious “Giants of MS” award for his outstanding contributions in the area of multiple sclerosis (MS) research. The award ceremony will take place on May 30, 2024 at the Consortium of Multiple Sclerosis Centers annual meeting being held in Nashville, Tennessee.

Dr. Weiner, a distinguished researcher in the field of neurology and immunology, has dedicated his career to advancing our understanding of MS and pioneering novel therapeutic approaches. His groundbreaking work has significantly contributed to the development of innovative treatments, including intranasal foralumab, that have the potential to improve the lives of millions affected by this chronic autoimmune disease.

“We are thrilled to see Dr. Howard Weiner recognized with the ‘Giants of MS’ award for his exceptional achievements in MS research,” said Gabriele Cerrone, Chairman, acting CEO, and founder of Tiziana Life Sciences. “Dr. Weiner’s relentless pursuit of scientific excellence and commitment to improving patient outcomes also exemplifies the values we uphold at Tiziana. His contributions have been instrumental in shaping the landscape of MS treatment and inspiring the next generation of researchers. Tiziana Life Sciences extends its warmest congratulations to Dr. Weiner as he receives this well-deserved honor and looks forward to a continued collaboration in pursuit of innovative treatments for MS and other neuroinflammatory disorders.”

The “Giants of MS” award is presented annually by the Consortium of Multiple Sclerosis Centers (CMSC) and is the largest North American multi-disciplinary membership organization dedicated to defining and advancing the standard of care of MS patients. This award acknowledges individuals who have demonstrated extraordinary leadership and innovation in the field of MS research. Dr. Weiner’s receipt of this esteemed accolade underscores his profound impact on advancing understanding of the underlying mechanisms of MS and driving therapeutic innovation in this field.

“I am deeply honored to receive the “Giants of MS” award,” said Dr. Howard L. Weiner. “The research community is collectively striving towards a deeper understanding of MS and developing transformative therapies. I am immensely grateful for the support of my colleagues, collaborators, and organizations like Tiziana Life Sciences, whose focus on treating MS and dedication to advancing scientific discovery has been integral to our progress.”

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally.[1] At present, 10 patients with na-SPMS have been dosed in an open-label intermediate- size Expanded Access (EA) Program with an additional 20 patients recently allowed to enter the program by the FDA. All patients in this expanded access program have either improved or stabilized on treatment with foralumab. 70% of patients have seen an improvement in fatigue after six months of treatment. Fatigue is a debilitating symptom for many MS patients and is measured by the Modified Fatigue Impact Scale (MFIS). None of the patients have declined in key clinical measures. In addition, intranasal foralumab is being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial (NCT06292923) with a data readout planned for 2025.

About “Giants of MS”

Established in 2021, the “Giants of Multiple Sclerosis” award honors trailblazers, innovators, and visionaries acknowledged by their colleagues for their outstanding contributions to multiple sclerosis (MS) research. Individuals named to this prestigious program have made significant contributions to the field. Out of numerous nominations, seven individuals have been selected to join the esteemed group of 2024 honorees.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120